James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 7 February 2025 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 6 February 2025. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett. Exhibit 99.6

James Hardie Industries PLC Group Company Secretary Second Floor, Europa House, Harcourt Centre Harcourt Street Dublin 2, Ireland 5 February 2025 Dear Sir/Madam, Re: Disclosure of Holding below 3% Threshold Superannuation and Investments HoldCo Pty Ltd on behalf of its subsidiaries: Avanteos Investments Limited and Colonial First State Investments Limited, have a requirement to make a subsequent disclosure under Section 1048/1050 of the Companies Act 2014. These entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 2.978% ordinary share capital, as at 3rd February 2025. This is based upon 12,798,346 shares held and a total of 429,812,735 voting rights on issue. Superannuation and Investments HoldCo Pty Ltd ACN 644 660 882 Level 15, 400 George Street, Sydney, NSW, 2000, Australia

Page 2

The holdings dissection between entities within Superannuation and Investments HoldCo Pty Ltd before notification obligation on 2 February 2025:

Entity	Registered Holder	Holdings of CDI's	Relevant Interest %
Avanteos Investments Limited ACN 096 259 979	Colonial First State Investments Limited	64,835	0.015%
Avanteos Investments Limited ACN 096 259 979	Citicorp Nominees Pty Limited	14,158	0.003%
Colonial First State Investments Limited (Note 1) ACN 002 348 352	Citicorp Nominees Pty Limited (Australia)	7,684,400	1.788%
Colonial First State Investments Limited (Note 1) ACN 002 348 352	UBS Nominees Pty Ltd	46,197	0.011%
Colonial First State Investments Limited (Note 1) ACN 002 348 352	Citigroup Prime Broker	19,670	0.005%
Colonial First State Investments Limited (Note 1) ACN 002 348 352	Citibank N A Hong Kong	5,102,650	1.187%
Colonial First State Investments Limited ACN 002 348 352	Colonial First State Investments Limited	55,756	0.013%
Colonial First State Investments Limited ACN 002 348 352	Citicorp Nominees Pty Limited	19,482	0.005%
		13,007,148	**3.026%**

The holdings dissection between entities within Superannuation and Investments HoldCo Pty Ltd on notification obligation on 3 February 2025:

Entity	Registered Holder	Holdings of CDI's	Relevant Interest %
Avanteos Investments Limited ACN 096 259 979	Colonial First State Investments Limited	64,835	0.015%
Avanteos Investments Limited ACN 096 259 979	Citicorp Nominees Pty Limited	15,449	0.004%
Colonial First State Investments Limited (Note 1) ACN 002 348 352	Citibank N A Hong Kong	5,099,691	1.186%
Colonial First State Investments Limited (Note 1) ACN 002 348 352	Citicorp Nominees Pty Limited (Australia)	7,477,167	1.740%
Colonial First State Investments Limited (Note 1) ACN 002 348 352	UBS Nominees Pty Ltd	46,197	0.011%
Colonial First State Investments Limited (Note 1) ACN 002 348 352	Citigroup Prime Broker	19,670	0.005%
Colonial First State Investments Limited ACN 002 348 352	Colonial First State Investments Limited	55,756	0.013%
Colonial First State Investments Limited ACN 002 348 352	Citicorp Nominees Pty Limited	19,581	0.005%
	TOTALS	**12,798,346**	**2.978%**

Page 3

Transactions on the notification obligation date:

Date of Change	Registered Company	Class	Transaction Type	Number of Securities	Cash Consideration
Friday, 31 January 2025	Citicorp Nominees Pty Limited (Australia)	Chess Depository Interests	Sale	50,000	2,730,460.00
Friday, 31 January 2025	Citibank N A Hong Kong	Chess Depository Interests	Sale	501	27,359.21
Friday, 31 January 2025	Citicorp Nominees Pty Limited (Australia)	Chess Depository Interests	Sale	2,832	154,712.16
Friday, 31 January 2025	Citicorp Nominees Pty Limited	Chess Depository Interests	Purchase	545	29,666.77
Friday, 31 January 2025	Citicorp Nominees Pty Limited	Chess Depository Interests	Purchase	16	872.44
Friday, 31 January 2025	Citicorp Nominees Pty Limited	Chess Depository Interests	Purchase	71	3,871.43
Friday, 31 January 2025	Citibank N A Hong Kong	Chess Depository Interests	Sale	539	29,448.48
Friday, 31 January 2025	Citibank N A Hong Kong	Chess Depository Interests	Sale	539	29,434.36
Friday, 31 January 2025	Citibank N A Hong Kong	Chess Depository Interests	Sale	501	27,372.34
Friday, 31 January 2025	Citicorp Nominees Pty Limited (Australia)	Chess Depository Interests	Sale	4,401	240,335.09
Friday, 31 January 2025	Citicorp Nominees Pty Limited	Chess Depository Interests	Purchase	746	40,686.84
Friday, 31 January 2025	Citicorp Nominees Pty Limited	Chess Depository Interests	Purchase	12	654.33
Thursday, 30 January 2025	Citibank N A Hong Kong	Chess Depository Interests	Sale	879	47,061.66
Thursday, 30 January 2025	Citicorp Nominees Pty Limited (Australia)	Chess Depository Interests	Sale	150,000	8,046,195.00

Thank you for your attention in this matter.

Yours faithfully,

Fatima Sie
Senior Manager Middle Office and Reporting